ROBIN ENERGY LTD.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

VIA EDGAR

October 21, 2026

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Robin Energy Ltd. Request to Withdraw Registration Statement on Form F-1 (File No. 333-299484)

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Robin Energy Ltd. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on October 16, 2026.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request, please contact Finn Murphy of Goodwin Procter LLP at (212) 459-7257.

Thank you for your assistance in this matter.

Very truly yours,

ROBIN ENERGY LTD.

/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Chairman and Chief Executive Officer

cc:	Finn Murphy, Goodwin Procter LLP